June 27, 2008

VIA FAX AND FEDERAL EXPRESS

Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	KBW, Inc.
Response to SEC Comment Letter dated June 16, 2008

Dear Mr. Gordon:

On behalf of KBW, Inc., a Delaware corporation (the “Company”), we are responding to comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in your letter dated June 16, 2008 to John G. Duffy, Chairman and Chief Executive Officer of the Company. Such letter raised comments with respect to the following documents filed by the Company pursuant to the Securities Exchange Act of 1934, as amended (collectively, the “Filings”):

•	the Annual Report on Form 10-K for the year ended December 31, 2007 (filed with the SEC on February 28, 2008),
•	the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (filed with the SEC on May 7, 2008), and
•	the Company’s definitive proxy statement on Schedule 14A in connection with its 2008 annual meeting of stockholders (filed with the SEC on April 21, 2008).

We respectfully note the Staff’s comments and, as requested, we have included above each response a recitation of the comment to which we are responding.

KBW, Inc. • 787 Seventh Avenue • New York, NY 10019

Mr. Daniel L. Gordon
Securities and Exchange Commission
June 27, 2008

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues – Investment Banking, page 35

1.
Comment: Please tell us the reasons for the increases in underwriting revenues and M&A and advisory fees. Merely stating that revenues increased or decreased over the prior year is not sufficient. Accordingly, please revise future filings. For reference see Item 303 of Regulation S-K.

Response: The increase in underwriting revenues was primarily due to larger equity underwriting transactions, which included more real estate investment trusts and diversified financial institutions transactions in 2007 compared to 2006, reflecting the Company’s continued expansion into these areas.  The increase in M&A and advisory fees was primarily due to a larger number of bank merger transactions that closed in 2007 compared to 2006.  In future filings, the Company will enhance MD&A disclosure as required by Item 303 of Regulation S-K.

2.
Comment: In addition, you disclose that private placement revenues decreased due to smaller and less profitable PreTSL™ structured finance transactions in 2007 than in 2006. Please tell us, and disclose in future filings, whether this is a trend that is expected to continue, or whether this was related to current market conditions.

Response: The credit markets dislocations in the second half of 2007 characterized by wider spreads and reduced levels of liquidity due to the reduction of available funding for traditional purchasers of many classes of fixed income securities, including the Company’s PreTSL™ product, negatively impacted investor demand. As a result, the relative size and profitability of the Company’s PreTSL™ structured finance transactions were significantly lower in the second half of 2007 compared to the second half of 2006.  Adverse market conditions have continued and would need to improve before PreTSL™ structured finance transactions could approach transaction sizes and levels of profitability that existed prior to the second half of 2007. In future filings, the Company will add clarity, as appropriate, with respect to the impact of market conditions as it relates to the size and profitability of PreTSL™ structured finance transactions.

Liquidity and Capital Resources, page 42

3.
Comment: Please provide disclosure about any potential impact caused by the decreases in fair value of your financial instruments (i.e. potential requirement to sell assets to meet margin calls, day-to-day liquidity, debt obligations or covenants, or regulatory restrictions).

Response: The Company has not relied significantly on leverage. The Company’s moderate use of leverage does not expose the Company to potential requirements to sell assets as a result of margin calls due to decreases in the fair value of financial

Mr. Daniel L. Gordon
Securities and Exchange Commission
June 27, 2008

instruments. The Company does not currently have any long term debt obligations and therefore, is not exposed to the breech of any debt covenants.  In addition, the Company has not been subject to any regulatory restrictions as a result of the decreases in the fair value of its financial instruments.

Critical Accounting Policies and Estimates, page 44

4.
Comment: Please disclose the valuation techniques being used to value your level 3 financial instruments, and disclose your key valuation assumptions. For those assumptions, discuss the sensitivities of your fair value estimates to these assumptions, and provide an analysis to give users a sense of the potential variability of the fair value estimate.

Response: In determining fair value of level 3 financial instruments, the Company utilized multiple valuation techniques, primarily the market approach and income approach.  Included in this category are certain corporate and other debt, including certain collateralized debt obligations (“CDOs”) primarily backed by bank and insurance company trust preferred and capital securities and trust preferred securities issued by banks and insurance companies held for PreTSL™ securitizations, private equity securities and limited and general partnership interests.

     Fair value of level 3 CDOs which are primarily backed by bank and insurance company trust preferred and capital securities are determined by utilizing discounted cash flow models. Key assumptions utilized in this valuation technique include default assumptions and discount rates based on market perception of risk.

     Fair value of trust preferred securities issued by banks and insurance companies held for PreTSL™ securitizations are determined via a simulation model.  Key assumptions utilized in the valuation technique include discount margins for similar financial instruments, credit spreads and yield expectations.

     Fair value of private equity securities and limited and general partnership interests are determined by assessing the underlying investments, expected cash flows and market-based information, such as comparable company transactions, performance multiples and changes in market outlook. Private equity securities and limited and general partnership interests generally trade infrequently.

     Fluctuations in key assumptions utilized in valuation techniques could lead to material changes in fair value estimates. Results from valuation techniques in one period may not be indicative of future period fair value measurements. In future filings, the Company will provide additional disclosure, as appropriate, in an effort to add clarity.

Mr. Daniel L. Gordon
Securities and Exchange Commission
June 27, 2008

5.
Comment: Please disclose any changes in valuation techniques used to value financial instruments from those used in prior periods, and the reason for those changes, particularly for those financial instruments which were previously categorized at a higher level.

Response: During the fourth quarter of 2007, the Company transferred certain CDOs backed by trust preferred and other capital securities issued primarily by banks and insurance companies from a level 2 designation to a level 3 designation as market conditions continued to deteriorate (as described in the section entitled “Business Environment”).  During this period, in order to estimate fair value, defined as the exit price in an orderly transaction between market participants, the Company changed its valuation technique for certain CDOs from a market approach to an income approach due to the lack of liquidity in debt markets and observable market data for these products. The valuation technique and key assumptions utilized by the Company are described in the response to Comment 4 above.  In future filings, the Company will provide additional disclosure, as appropriate, in an effort to add clarity.

Financial Statements and Supplementary Data

(10) Securitization Activities, page 69

6.	Comment: Please tell us what, if any, exposure you have to monoline insurers, and what impact this exposure has had on your financial statements through the quarter ended March 31, 2008.

Response: Through the quarter ended March 31, 2008, the Company did not have exposure to monoline insurers in connection with the Company’s securitization activities.  Therefore, there was no impact on the Company’s financial statements.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

Principal Transactions, net page 21

7.
Comment: We note that you incurred a $30.1 million loss related to unrealized losses on fixed income securities which primarily relates to your financial instruments owned. Please tell us the nature of these fixed income securities and what types of investments these losses relate to. Also, please tell us why you have not provided more robust disclosure as it relates to this loss as it had a significant impact on your income statement. We may have further comment.

Response: The Company reported a $30.1 million loss in principal transactions, net for the quarter ended March 31, 2008.  Of the $30.1 million loss, $28.1 was due to “Trading in fixed income securities for customers and unrealized losses on fixed income financial instruments owned, including securities held for PreTSL™ securitizations…” The $28.1

Mr. Daniel L. Gordon
Securities and Exchange Commission
June 27, 2008

million net loss is comprised of losses related to collateralized debt obligations primarily backed by banks and insurance companies, trust preferred securities held for PreTSL™ securitizations, corporate bonds, and a loss related to an equity security partially offset by a gain related to U.S. Government and agency securities.

      The Company disclosed the components of the $30.1 million loss in principal transactions, net in its March 31, 2008 Form 10-Q and highlighted the $28.1 million loss resulting from realized and unrealized losses on fixed income securities, “Trading in fixed income securities for customers and unrealized losses on fixed income financial instruments owned, including securities held for PreTSL™ securitizations, resulted in net losses of $28.1 million for the three months ended March 31, 2008 compared to net gains of $3.1 million in 2007.” In the section entitled “Business Environment”, the Company provided insight on current market conditions and the negative impact the deteriorating credit markets had on the Company’s fixed income financial instruments in the first quarter of 2008. During this period, investor demand continued to diminish for many classes of fixed income securities.  As a result, fair value of the Company’s fixed income financial instruments were driven by negative fluctuations in key assumptions utilized to estimate fair value, such as discount margins, credit spreads, yield expectations and default assumptions. In future filings, the Company will provide additional disclosure, as appropriate, with a focus on events that have a significant impact on the Company’s income statement.

SCHEDULE 14A FILED APRIL 21, 2008

Compensation Philosophy and Objectives, page 15

8.
Comment: In this section, you disclose that you evaluate the compensation provided to key employees and provide compensation at competitive levels relative to compensation paid to similarly-situated executives. In future filings, please clarify the peer group used in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

Response: In the event the Company uses a peer group to determine future compensation for executive officers, the Company will clarify such peer group in its future filings. Furthermore, to the extent the Company benchmarks future compensation, its future filings will identify the companies that comprise the benchmark group and include the disclosure referenced by the Staff regarding compensation of Company executives relative to targeted parameters.

Mr. Daniel L. Gordon
Securities and Exchange Commission
June 27, 2008

Determining Executive Compensation, page 17

9.
Comment: In this section, you disclose that you use peer data provided by outside vendors in determining compensation. Further, on page 14, you disclose that you have retained outside consultants to assist the compensation committee. In future filings, please provide the disclosure required by Item 407(e)(3)(iii).

Response: The Company will provide the disclosure required by Item 407(e)(3)(iii) in its future filings.

*    *    *    *

Furthermore, in response to the Staff’s instruction, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure contained in the Filings and this response letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings or this response letter; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By copy of this letter we are providing a courtesy copy of this letter to Eric C. McPhee, Staff Accountant with the Division of Corporation Finance.

Should you have any additional comments or require anything further, please do not hesitate to contact me at (212) 887-6788.

Very truly yours,

/s/ Mitchell B. Kleinman
Mitchell B. Kleinman
General Counsel, KBW, Inc.

cc:           Eric C. McPhee
Securities and Exchange Commission

John G. Duffy
Robert Giambrone
Brian W. Heller
KBW, Inc.